M A Y E R B R O W N R O W E & M A W
December 21, 2005

Mayer, Brown, Rowe & Maw LLP

1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300

www.mayerbrownrowe.com

Peter H. White

Direct Tel (202) 263-3391
Direct Fax (202) 263-5391

pwhite@mayerbrownrowe.com

James Lopez, Esq. Office of Global Security Risk Securities and Exchange Commission Washington, D.C. 20549-5546

Re: EPMedSystems Our File No. 05127934

Dear Mr. Lopez:

I am writing in response to your letter dated August 31, 2005, in which you ask for information regarding EP MedSystems, Inc. (the "Company") operations in and sales of product into Syria and Iran. As we have discussed, and as set forth in the Company's SEC filings, outside counsel to the Audit Committee of the Company's Board of Directors (the “Audit Committee”) is in the process of completing an independent investigation concerning the matters disclosed by the Company in its public filings. At this point, the investigation is substantially complete, although some further investigative work is being undertaken in order to respond to follow up questions from the Enforcement Division of the Securities and Exchange Commission and the United States Department of Commerce. The Company appreciates your willingness to await the completion of the investigation, and your patience in the compilation of this response.

Although the internal investigation is still not completed, the Company is now in a better position to respond to your letter request. As you know, during the second quarter of 2005, the Company received an Administrative Subpoena from the Bureau of Industry and Security of the U.S. Department of Commerce (the "Department of Commerce") seeking production of records and documents relating to the sale and/or export of the Company's products to Iran and to Syria.  Subsequent to the end of the second quarter of 2005, the Company was informed that the United States Attorney's Office for the District of New Jersey had commenced a criminal investigation into the same matter. In a letter dated August 16, 2005, the Company was informed by the Philadelphia District Office of the SEC that the Commission is conducting a confidential, informal inquiry to determine whether there have been violations of certain provisions of the federal securities laws in connection with the Company's financial and accounting reporting, including relating to disclosures the Company made in its Form 8-K filed with the Commission on August 12, 2005 regarding ongoing government investigations of sales by the Company of its products to Iran. The Company is cooperating fully with the federal government in connection with these matters.

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.

Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

James Lopez, Esq.
December 21, 2005

In your letter, you have asked for a description of the Company's operations in or contacts with, Syria and Iran, and the terms of any agreements covering distribution of Company products to those countries during the time they have been identified as terrorist-sponsoring states. The Company has never had any distribution agreements that authorized distribution of Company products to Iran during the time that country has been subject to embargo as a terrorist-sponsoring state. Nonetheless, based on the results of the Audit Committee’s investigation to date, management believes that seven or eight of the Company's WorkMate heart monitor systems were distributed to medical facilities in Iran without U.S. government authorization in five or six transactions that occurred between 1999 and 2004. In addition, management believes that several related shipments of Company components, accessories and catheters, were shipped into Iran during this same time period and that an Alert system was shipped to Iran in 1998. None of these were covered by any export license. Service-related assistance was provided on several occasions, and contacts with individuals were made in connection with various other proposals to sell systems to Iran that did not, to management’s knowledge, result in additional shipments of Company products into Iran. One salesman, who has since been terminated (see below), made three trips into Iran during this time period for which he submitted travel vouchers to the Company.

According to the best information currently available, the total revenues from these sales was under $500,000. By contrast, the Company’s total sales from 1999 through 2004 were over $69,000,000. The sales into Iran represent less than 1% of the total Company sales during this period, and the WorkMate system sales into Iran represent less than 2% of the WorkMate systems sold by the Company during this period. During no calendar year did the sales of products into Iran exceed 2% of the Company’s total sales. Management believes the aggregate revenues generated by these transactions were not material to the Company's cumulative financial results during the period in which they occurred. The Company has taken steps to implement control procedures designed to prevent the Company's products or services from being provided to any foreign countries in violation of applicable law. As to the potential impact of these activities on the Company’s reputation and share value, there have been no sales to Iran for nearly two years and only one sale (which was lawful) to Syria. In view of these facts, the various remedial measures that have been taken to prevent a recurrence of export violations, and the Company’s full cooperation with the ongoing investigations, the Company does not believe that these activities will have a material impact on the Company’s reputation.

All of the sales into Iran involved a Europe-based salesman for the Company. That salesman has been terminated as a result of facts uncovered during the Audit Committee’s investigation. Three distributors were involved in sales of systems that were delivered to Iran. One of these, a German distributor, was involved in the transactions that resulted in five WorkMate systems being shipped to Iran. A second distributor, which was based in the United Kingdom, was involved in at least one (and perhaps two) such transactions. A third distributor, Vito Medical (which was controlled by the above-referenced Europe-based salesman), was involved in the sale of one system. All of these distributorships have been terminated by the Company. As noted above, the Company has no current agreements covering distribution of its products into Iran.

James Lopez, Esq.
December 21, 2005

Though Company products were sold into Syria in 2002, management is unaware of any sales of Company products since May 14, 2004, the effective date of the sanctions that prohibit the export to Syria of U.S. products (except for food and medicine) without a license. The Company obtained a license for sales of Company products into Syria earlier this year, but no sales under that license have occurred to date. Management is unaware of any other contacts with any other country that is identified by the State Department as a state sponsor of terrorism.

The fact that certain of the Company's heart monitor systems were distributed to medical facilities in Iran without U.S. government authorization was voluntarily disclosed by the Company in 2003 to the Department of Commerce and to the Office of Foreign Assets Control of the U.S. Treasury Department.  The federal government is also investigating the accuracy and completeness of those voluntary disclosures.

The Audit Committee’s investigation of these transactions began while the Company was gathering documents responsive to the Administrative Subpoena received in the second quarter of 2005. In the third quarter of 2005, the Company incurred approximately $911,000 in legal, consulting and accounting expenses associated with the governmental and Audit Committee investigations.  Additional amounts over previously estimated costs are associated with the additional resource requirements related to the SEC's inquiry, additional document review, additional interviews and the termination of Reinhard Schmidt.  The Company currently estimates that additional legal fees and other expenses to be incurred by the Company in connection with the investigation by the Audit Committee may be in excess of $500,000 but cannot predict whether such fees and other expenses will be significantly higher.  This estimate does not include any costs associated with the defense of the Company or negotiation with the various governmental entities to resolve these outstanding issues as these costs are not estimable but may have a material impact on the Company's results of operations and financial condition.

The Company is aware that violations of applicable law may result in civil, administrative or criminal fines or penalties, but due primarily to the ongoing nature of the investigations referred to above, it is not possible at this time to predict the outcome of these investigations or the impact of costs of ultimately resolving this matter on the Company’s results of operations or financial condition.  However, any fees or expenses or any fines or penalties which might be incurred by the Company in connection with these matters may have a material impact on the Company's results of operations and financial condition.  The Company has made no provision for any future costs associated with the investigations or any costs associated with the Company's defense or negotiations with the various governmental entities to resolve these outstanding issues.

James Lopez, Esq.
December 21, 2005

                On October 9, 2005, the Board of Directors of the Company terminated Reinhard Schmidt's employment as its President, Chief Executive Officer and Chief Operating Officer for cause.  Mr. Schmidt's termination resulted from his certification and authorization of statements to the U.S. Department of Commerce, some of which the Audit Committee has uncovered in its independent investigation to have been inaccurate or incomplete.  Mr. Schmidt's termination was not a result of the discovery of any financial or accounting irregularity by the investigation.  Pursuant to Mr. Schmidt's employment agreement, his position as a Director of the Company ceased upon the termination of his employment.

The Company acknowledges that it is responsible for the adequacy and accuracy of this disclosure, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to give me a call if you have any questions or concerns.

Sincerely,

/s/  Peter H. White

Peter H. White

DCDB01 20777744.4